Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2015 First Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2015 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	Of the eleven Directors of the Company, eight attended the Board Meeting. Executive Directors Lin Dairen and Miao Ping, Non-executive Directors Miao Jianmin and Zhang Xiangxian, and Independent Non-executive Directors Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen and Huang Yiping attended the meeting. Chairman and Executive Director Yang Mingsheng could not attend the meeting due to other business, and gave written authorization to Executive Director Lin Dairen to act as proxy to chair and vote at the meeting; Executive Director Su Hengxuan and Non-executive Director Wang Sidong could not attend the meeting due to other business, and gave written authorization to Executive Director Miao Ping and Non-executive Director Zhang Xiangxian to act as proxies to attend and vote at the meeting respectively.

1.3	The Company’s 2015 first quarter financial report is unaudited.

1.4

Mr. Yang Mingsheng, Chairman of the Company, Mr. Yang Zheng, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Mr. Zheng Zhiwu, Head of the Accounting Department, confirm that the financial reports in this 2015 first quarter report are true, accurate and complete.

2.	Major Financial Data and the Particulars of Shareholders of the Company

2.1	Major financial data

(Currency: RMB)

	As at 31 March 2015	As at 31 December 2014	Increase/(decrease) compared to 31 December 2014
Total assets (million)	2,296,540	2,246,567	2.2%
Total equity holders’ equity (million)	302,075	284,121	6.3%
Equity holders’ equity per share (RMB per share)	10.69	10.05	6.3%

	For the three months ended 31 March 2015	For the three months ended 31 March 2014	Increase/(decrease) compared to the same period of 2014
Net cash flows from operating activities (million)	392	50,419	-99.2%
Net cash flows from operating activities per share (RMB per share)	0.01	1.78	-99.2%

	For the three months ended 31 March 2015	For the three months ended 31 March 2014	Increase/(decrease) compared to the same period of 2014
Operating income (million)	192,620	154,214	24.9%
Net profit attributable to equity holders of the Company (million)	12,271	7,228	69.8%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	12,309	7,236	70.1%
Basic earnings per share (RMB per share)	0.43	0.26	69.8%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.44	0.26	70.1%
Diluted earnings per share (RMB per share)	0.43	0.26	69.8%
Weighted average ROE (%)	4.19	3.25	An increase of 0.94 percentage points
Weighted average ROE after deducting non-recurring items (%)	4.20	3.25	An increase of 0.95 percentage points

Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

As at 31 March 2015, investment assets of the Company were RMB2,146,166 million. For the three months ended 31 March 2015, the net investment yield was 4.65% (net investment income including interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and net income from investment properties), the gross investment yield was 7.67% (the gross investment yield = {[(Investment income – Share of profit of associates and joint ventures + Fair value gains/(losses) – Impairment losses of investment assets – Business tax and surcharges for investment + Total income from investment properties)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/90}×365), the surrender rate was 3.38%, and premiums earned was RMB150,310 million, an increase of 16.5%.

Non-recurring Items and Amount

RMB million

Non-recurring items	For the Reporting Period (from January to March)
Gains/(losses) on disposal of non-current assets	2
Government subsidies included in current gains/(losses)	1
Net non-operating income and expenses other than those mentioned above	(54)
Effect of income tax	13
Attributable to non-controlling interests	—
Total	(38)

Note:

As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Unit: Share

The total number of shareholders as at the end of the Reporting Period		Number of A Share holders: 232,802
		Number of H Share holders: 33,007

Particulars of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Increase/ decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–	–
HKSCC Nominees Limited	Overseas legal person	25.83%	7,300,523,245	+6,084,737	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.16%	44,646,570	–14,338,099	–	–
China Securities Finance Corporation Limited	State-owned legal person	0.07%	21,086,972	–10,460,000	–	–
China National Nuclear Corporation	State-owned legal person	0.07%	20,000,000	–	–	–
China International Television Corporation	State-owned legal person	0.07%	18,452,300	–	–	–
Industrial and Commercial Bank of China – China SSE 50 exchange traded index securities investment fund	Other	0.04%	11,312,414	+991,722	–	–
CSOP Asset Management Limited – CSOP FTSE China A50 ETF	Other	0.04%	10,901,393	–3,468,053	–	–
Agricultural Bank of China – Jingshun Great Wall Domestic Demand Increase II Stocks Securities Investment Fund	Other	0.04%	10,624,780	–488,056	–	–
China Construction Bank Corporation – Penghua CSI 800 index securities investment fund in Securities and insurance	Other	0.03%	9,545,970	+9,545,970	–	–

Details of shareholders	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is
	unable to calculate or provide the number of shares that are pledged or frozen.
2.	The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed
	Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐	Applicable ✓ Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

✓	Applicable ☐ Not applicable

(1)	Changes in key financial indicators and their reasons

RMB million

Key financial indicators	As at 31 March 2015	As at 31 December 2014	Increase/ (decrease)	Main reasons
Total assets	2,296,540	2,246,567	2.2%	Accumulation of insurance business assets and investment assets
Total liabilities	1,991,148	1,959,236	1.6%	Increase in insurance reserves
Total equity holders’ equity	302,075	284,121	6.3%	The impact of the comprehensive income attributable to equity holders of the Company during the Reporting Period

				RMB million
Key financial indicators	For the three months ended 31 March 2015	For the three months ended 31 March 2014	Increase/ (decrease)	Main reasons
Operating profit	16,142	8,772	84.0%	Increase in investment income
Net profit attributable to equity holders of the Company	12,271	7,228	69.8%	Increase in investment income

(2)	Material changes in major accounting items and their reasons

RMB million

Key financial indicators	As at 31 March 2015	As at 31 December 2014	Increase/ (decrease)	Main reasons
Securities sold under agreements to repurchase	29,063	46,089	-36.9%	The needs for liquidity management

				RMB million
Key financial indicators	For the three months ended 31 March 2015	For the three months ended 31 March 2014	Increase/ (decrease)	Main reasons
Investment income	38,386	24,175	58.8%	Increase in spread income of equity investment
Surrenders	58,680	20,003	193.4%	Impacts of many factors, such as the capital market and financial products, and increase in early withdrawals of bancassurance products
Increase in insurance contracts reserve	41,819	64,101	-34.8%	Early withdrawals of some insurance products and claims expenses
Policyholder dividends resulting from participation in profits	11,792	5,328	121.3%	Increase in investment yields for the participating products
Underwriting and policy acquisition costs	11,170	7,747	44.2%	Powerful increase in first-year regular premium business
Net cash flows from operating activities	392	50,419	-99.2%	Increase in claims expenses and early withdrawals of some insurance products

3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable ✓ Not applicable

3.3	Implementation of undertakings by the Company or shareholders holding more than 5% of the share capital of the Company

✓ Applicable ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable ✓ Not applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping

Hong Kong, 28 April 2015

4.	Appendix

4.1	Balance sheet as at 31 March 2015 (unaudited)

RMB million (Unless otherwise stated)

	As at 31 March 2015 Group	As at 31 December 2014 Group	As at 31 March 2015 Company	As at 31 December 2014 Company
ASSETS
Assets
Cash fund	50,958	47,132	48,544	42,977
Financial assets at fair value through profit or loss	63,358	53,041	59,722	38,811
Securities purchased under agreements to resell	2,661	11,922	2,658	11,838
Interest receivables	43,764	44,344	43,592	43,976
Premiums receivables	17,122	11,166	17,122	11,166
Receivables from reinsurers	23	20	23	20
Unearned premium reserves receivable from reinsurers	71	65	71	65
Claim reserves receivable from reinsurers	34	39	34	39
Reserves for life insurance receivables from reinsurers	20	21	20	21
Reserves for long-term health insurance receivables from reinsurers	893	887	893	887
Other receivables	8,764	10,270	8,302	9,224
Loans	174,086	166,453	173,196	165,913
Term deposits	668,129	690,156	667,244	685,471
Available-for-sale financial assets	675,226	607,531	672,690	605,245
Held-to-maturity investments	504,144	517,283	503,578	516,710
Long-term equity investments	44,920	44,390	48,244	53,617
Statutory deposits	6,333	6,153	5,653	5,653
Investment properties	1,271	1,283	1,333	1,345
Constructions in progress	6,620	6,333	6,614	6,332
Fixed assets	18,320	18,712	17,773	18,157
Intangible assets	6,310	6,350	6,028	6,063
Other assets	3,492	2,995	3,485	2,990
Separate account assets	21	21	21	21

Total Assets	2,296,540	2,246,567	2,286,840	2,226,541

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.1	Balance sheet as at 31 March 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 31 March 2015 Group	As at 31 December 2014 Group	As at 31 March 2015 Company	As at 31 December 2014 Company
LIABILITIES AND EQUITY

Liabilities
Financial liabilities at fair value through profit or loss	1,385	10,890	–	–
Securities sold under agreements to repurchase	29,063	46,089	28,512	44,538
Premiums received in advance	2,294	15,850	2,294	15,850
Brokerage and commission payable	2,919	1,919	2,919	1,919
Reinsurance payable	61	64	61	64
Salary and welfare payable	4,528	5,614	4,076	5,031
Taxes payable	1,668	769	1,563	693
Claims payable	29,326	25,617	29,326	25,617
Policyholder dividends payable	90,022	74,745	90,022	74,745
Other payable	3,672	4,167	3,661	4,149
Policyholder deposits	76,916	72,254	76,916	72,254
Unearned premium reserves	10,258	7,230	10,258	7,230
Claim reserves	6,001	7,316	6,001	7,316
Reserves for life insurance	1,600,068	1,558,970	1,600,068	1,558,970
Reserves for long-term health insurance	31,966	29,930	31,966	29,930
Long-term borrowings	2,504	2,623	–	–
Bonds payable	67,991	67,989	67,991	67,989
Deferred tax liabilities	21,539	19,375	21,598	19,443
Other liabilities	8,946	7,804	8,942	7,798
Separate account liabilities	21	21	21	21

Total liabilities	1,991,148	1,959,236	1,986,195	1,943,557

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	54,650	54,678	53,993	54,021
Accumulated other comprehensive income	28,777	23,066	29,155	23,336
Surplus reserve	46,428	46,428	46,380	46,380
General reserve	21,748	21,747	21,589	21,589
Retained earnings	122,207	109,937	121,263	109,393

Attributable to equity holders of the Company	302,075	284,121	300,645	282,984

Non-controlling interests	3,317	3,210	–	–

Total equity	305,392	287,331	300,645	282,984

Total liabilities and equity	2,296,540	2,246,567	2,286,840	2,226,541

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2015 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2015 Group	2014 Group	2015 Company	2014 Company
1. Operating income	192,620	154,214	191,979	153,972
Premiums earned	150,310	128,970	150,310	128,970
Premium income	153,450	132,178	153,450	132,178
Including: Reinsurance premium income	1	2	1	2
Less: Premiums ceded to reinsurers	(118)	(120)	(118)	(120)
Change in unearned premium reserves	(3,022)	(3,088)	(3,022)	(3,088)
Investment income	38,386	24,175	38,129	24,083
Including: Share of profit of associates and joint ventures	589	691	558	691
Fair value gains/(losses)	2,899	104	2,860	110
Foreign exchange gains/(losses)	153	110	30	110
Other operating income	872	855	650	699

2. Operating expenses	(176,478)	(145,442)	(176,414)	(145,429)
Surrenders	(58,680)	(20,003)	(58,680)	(20,003)
Claims expense	(43,768)	(40,482)	(43,768)	(40,482)
Less: Claims recoverable from reinsurers	98	57	98	57
Increase in insurance contracts reserve	(41,819)	(64,101)	(41,819)	(64,101)
Less: Insurance reserves recoverable from reinsurers	–	2	–	2
Policyholder dividends resulting from participation in profits	(11,792)	(5,328)	(11,792)	(5,328)
Business tax and surcharges	(871)	(417)	(845)	(394)
Underwriting and policy acquisition costs	(11,170)	(7,747)	(11,170)	(7,747)
Administrative expenses	(5,804)	(5,448)	(5,565)	(5,247)
Less: Expenses recoverable from reinsurers	11	23	11	23
Other operating expenses	(2,652)	(1,952)	(2,853)	(2,163)
Impairment losses	(31)	(46)	(31)	(46)

3. Operating profit	16,142	8,772	15,565	8,543

Add: Non-operating income	12	7	12	7
Less: Non-operating expenses	(63)	(18)	(63)	(18)

4. Net profit before income tax	16,091	8,761	15,514	8,532

Less: Income tax expenses	(3,722)	(1,461)	(3,644)	(1,404)

5. Net profit	12,369	7,300	11,870	7,128

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2015 Group	2014 Group	2015 Company	2014 Company
6. Attributable to:
– equity holders of the Company	12,271	7,228
– non-controlling interests	98	72

7. Earnings per share
Basic earnings per share	RMB0.43	RMB0.26
Diluted earnings per share	RMB0.43	RMB0.26

8. Other Comprehensive income	5,720	(3,277)	5,819	(3,264)
Other comprehensive income attributable to equity holders of the Company (net of tax)	5,711	(3,274)	5,819	(3,264)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	5,711	(3,274)	5,819	(3,264)
Fair value gains/(losses) on available-for-sale financial assets	17,719	(2,295)	17,690	(2,295)
Less: Amount transferred to net profit from other comprehensive income	(7,561)	(1,079)	(7,547)	(1,069)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(4,458)	–	(4,458)	–
Share of other comprehensive income of associates and joint ventures under the equity method	11	100	134	100
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	–	–	–	–
Other comprehensive income attributable to non-controlling interests (net of tax)	9	(3)

9. Total Comprehensive income	18,089	4,023	17,689	3,864

Attributable to equity holders of the Company	17,982	3,954
Attributable to non-controlling interests	107	69

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2015 (unaudited)

RMB million (Unless otherwise stated)

		For the three months ended		For the three months ended
		31 March		31 March
		2015	2014	2015	2014
		Group	Group	Company	Company
1.	Cash flows from operating activities
	Premiums received	133,516	120,946	133,516	120,946
	Net increase in policyholder deposits	4,741	1,741	4,741	1,741
	Net cash received from financial assets at fair value through profit or loss	–	2,361	–	2,315
	Net cash received from financial liabilities at fair value through profit or loss	142	–	–	–
	Cash received from other operating activities	1,002	834	617	576

	Sub-total of cash inflows from operating activities	139,401	125,882	138,874	125,578

	Cash paid for claims	(98,739)	(55,753)	(98,739)	(55,753)
	Net cash paid for reinsurance business	(15)	(18)	(15)	(18)
	Cash paid for brokerage and commission fees	(10,170)	(7,332)	(10,170)	(7,332)
	Cash paid for policyholder dividends	(2,459)	(2,192)	(2,459)	(2,192)
	Cash paid to and for employees	(4,189)	(3,702)	(3,929)	(3,541)
	Net cash paid for financial assets at fair value through profit or loss	(15,155)	–	(14,949)	–
	Cash paid for taxes and surcharges	(3,792)	(3,902)	(3,691)	(3,829)
	Cash paid for other operating activities	(4,490)	(2,564)	(4,990)	(2,344)

	Sub-total of cash outflows from operating activities	(139,009)	(75,463)	(138,942)	(75,009)

	Net cash flows from operating activities	392	50,419	(68)	50,569

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended		For the three months ended
		31 March		31 March
		2015	2014	2015	2014
		Group	Group	Company	Company
2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	166,394	88,313	165,417	87,841
	Cash received from investment income	24,778	20,167	24,657	20,129
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	9	4	9	4
	Net cash received from securities purchased under agreements to resell	9,261	3,179	9,180	3,180
	Net cash received from the disposal of subsidiaries and other business units	2,881	–	4,503	–

	Sub-total of cash inflows from investing activities	203,323	111,663	203,766	111,154

	Cash paid for investments	(181,550)	(127,198)	(180,811)	(126,485)
	Net increase in policy loans	(170)	(6,319)	(170)	(6,319)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(703)	(1,237)	(692)	(1,228)

	Sub-total of cash outflows from investing activities	(182,423)	(134,754)	(181,673)	(134,032)

	Net cash flows from investing activities	20,900	(23,091)	22,093	(22,878)

3.	Cash flows from financing activities
	Net cash received from securities sold under agreements to repurchase	–	1,844	–	1,902

	Sub-total of cash inflows from financing activities	–	1,844	–	1,902

	Net cash paid for securities sold under agreements to repurchase	(17,026)	–	(16,026)	–
	Cash paid for dividends and interests	(454)	(57)	(429)	(57)

	Sub-total of cash outflows from financing activities	(17,480)	(57)	(16,455)	(57)

	Net cash flows from financing activities	(17,480)	1,787	(16,455)	1,845

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	(4)	15	(6)	15

5.	Net increase in cash and cash equivalents	3,808	29,130	5,564	29,551

	Add: Opening balance of cash and cash equivalents	47,034	21,330	42,984	20,395

6.	Closing balance of cash and cash equivalents	50,842	50,460	48,548	49,946

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department